July 15, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Rucha Pandit
Dietrich King

Re:	Jeffs’ Brands Ltd
Registration Statement on Form F-1
Filed on June 26, 2025
File No. 333-288355

Ladies and Gentlemen:

On behalf of Jeffs’ Brands Ltd (the “Company” or “Jeffs’ Brands”), we submit this letter setting forth the responses of the Company to the comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 9, 2025 (the “Comment Letter”), with respect to the Registration Statement on Form F-1 filed by the Company with the Commission on June 26, 2025 (the “Registration Statement”).

For reference purposes, the text of the numbered comment included in the Comment Letter is reproduced below, followed by the Company’s response to the numbered comment. Unless otherwise indicated, capitalized terms herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form F-1

General

1.	We note the structure of the proposed resale and that you are attempting to register for resale the ordinary shares that underly the promissory notes. However, we also note that the predicate transactions to the resale have not been completed as not all of the promissory notes are issued, outstanding and fully funded. As such, it does not appear that you are eligible to register the contemplated resale transaction at this time. Please restructure your transaction accordingly or withdraw your registration statement until such time as the shares can be registered for resale.

Response: The Company acknowledges the Staff’s comment and, for the reasons set forth below, respectfully submits that the registration of securities for resale before the related unregistered issuance of the Additional Promissory Notes is complete is proper in light of the guidance provided by the Staff.

The second paragraph of the Securities Act Rules Compliance & Disclosure Interpretation 139.11 (“CDI 139.11”) provides that:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

We respectfully request that the Staff consider the following language in the Securities Purchase Agreement entered into on June 26, 2025 with the investor (the “SPA”), specifically that:

1.	According to Section 1(c) of the SPA, beginning on December 1, 2025, the Company may request, at its sole discretion, that the investor purchase Additional Promissory Notes, each in the principal amount of up to $2.5 million, for a cash purchase price of 90% of the principal amount, during each subsequent three-month period. Thus, the Selling Shareholder (i.e., the investor) is bound to purchase a set number of securities for a set purchase price. There is no market price mechanism tied to the purchase of the unissued convertible securities (i.e., the Additional Promissory Notes) and the investor is bound to purchase during each three-month period, a set number of securities for a set purchase price that is not based on a market price or a fluctuating ratio.

2.	The conditions to the Company’s right to issue and sell the Additional Promissory Notes in Section 6 of the SPA are for the sole benefit of the Company and may be waived by the Company at any time in its sole discretion. Accordingly, the investor cannot cause such conditions not to be satisfied. The conditions to the investor’s obligation to purchase the Additional Promissory Notes, set forth in Section 7 of the SPA, are not within the investor’s control and are not conditions that the investor can cause not to be satisfied. Therefore, these are permissible closing conditions under CDI 139.11. If the conditions for closing of the Additional Promissory Notes are met, then the investor has no new investment decision in purchasing the Additional Promissory Notes and is irrevocably committed to purchasing the Additional Promissory Notes upon the Company’s request. As a result, the investor was at market risk as of June 26, 2025, the date the SPA was executed and the Registration Statement was filed.

3.	The Registration Statement covers Ordinary Shares issuable under the Promissory Notes in the principal amount of $50 million and the accruing interest thereon, and not the entire principal amount of $100 million available under the SPA. On June 26, 2025, prior to the effectiveness of the Registration Statement, the Initial Promissory Note in the principal amount of $5 million was issued. Pursuant to Section 1 of the SPA, in the event that the daily trading volume of the Company’s Ordinary Shares is at least 150% of the amount of Ordinary Shares then outstanding (the “Volume Condition”), then the Company may request, at its sole discretion, that the investor purchase Additional Promissory Notes for a purchase price equal to 90% of the principal amount, in an aggregate principal amount of up to $45 million during the period commencing after the Initial Closing and until December 1, 2025 and thereafter in the aggregate principal amount of up to $25 million during each subsequent three month period.

This Volume Condition is not within the investor’s control and does not involve a fluctuating purchase price, which remains set at 90% of the principal amount. Further, the investor is bound to purchase the amount of securities requested by the Company, up to the maximum amount set forth above in each period. The addition of this provision to the SPA was structured to comply with the conditions of CDI 139.11, enabling the closing of all of the unissued convertible securities, i.e., the Additional Promissory Notes in the principal amount of $45 million, to occur at any time after the date of the Registration Statement, subject to satisfaction of the Volume Condition. Based on data retrieved from Bloomberg L.P., during the 60-day period preceding the date of the Registration Statement, on 6 non-consecutive trading days the daily trading volume of the Company’s Ordinary Shares was greater than 150% of the amount of Ordinary Shares outstanding, indicating that it is highly plausible that the closing of the Additional Promissory Notes may occur shortly after the effectiveness of the Registration Statement.

For the reasons set forth above, we respectfully request that the Staff reconsider its position with respect to the Company’s ability to register the shares underlying the Additional Promissory Notes.

* * *

We hope the foregoing answers are responsive to your comment. Please do not hesitate to contact me by telephone at +972-54-533-0073 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer
JEFFS’ BRANDS LTD

cc:
Shachar Hadar, Meitar | Law Offices
Atira Erlichster, Meitar | Law Offices
Oded Har-Even, Sullivan & Worcester LLP
Angela Gomes, Sullivan & Worcester LLP

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